UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of September 2002 to August 2003

IGN Internet Global Network Inc.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IGN Internet Global Network Inc.

(Registrant)

"Peeyush K. Varshney"

Date:   August 22, 2003

                                _________________________________

                        Mr. Peeyush K. Varshney, Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 101 42, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1 L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status for* guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. Description of Business

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency

Discuss the Issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
IGN INTERNET GLOBAL NETWORK INC.			September 30, 2002	02/11/22
ISSUER ADDRESS				
1304 – 925 WEST GEORGIA STREET, CATHEDRAL PLACE				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3L2	(604) 682-4768	(604) 684-2181
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
PEEYUSH VARSHNEY		DIRECTOR		(604) 684-2181
CONTACT EMAIL ADDRESS		WEBSITE ADDRESS		
INFO@IGNWIN.COM		WWW.IGNWIN.COM		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"PEEYUSH VARSHNEY"	PEEYUSH VARSHNEY	02/11/22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"PRAVEEN VARSHNEY"	PRAVEEN VARSHNEY	02/11/22

IGN INTERNET GLOBAL NETWORK INC.

Consolidated Balance Sheets

September 30, 2002 and June 30, 2002

	September 30,	June 30,
	2002	2002
	(unaudited)	(audited)

Assets

Current assets:
Cash	$ 3,229	$ 9,757
Accounts receivable	4,209	3,509
	7,438	13,266

Capital assets (Note 4)	2,102	2,275

	$ 9,540	$ 15,541

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 64,737	$ 66,726
Due to related parties (Note 5)	145,527	128,471
	210,264	195,197

Non-controlling interest	119,708	120,050

Shareholders' equity:
Share capital (Note 6)	13,503,911	13,503,911
Deficit	(13,824,343)	(13,803,617)
	(320,432)	(299,706)

	$ 9,540	$ 15,541

IGN INTERNET GLOBAL NETWORK INC.

Consolidated Statement of Operations and Deficit

For the months ended September 30, 2002 and 2001

(Prepared by Management)

	2002	2001

Expenses:
Amortization	172	2,173
Bank charges and interest	251	612
Foreign exchange loss	26	-
Management fees	7,500	18,000
Office and administration	4,744	1,244
Professional fees	-	4,800
Regulatory fees and transfer agent	447	627
Rent	5,441	6,183
Wages and benefits	2,491	-

Loss before non-controlling interest	21,072	33,639

Non-controlling interest	(346)	(363)

Loss for the period	20,726	33,276

Deficit, beginning of period	13,803,617	13,661,588

Deficit, end of period	$13,824,343	$13,694,864

Loss per share Weighted average number of shares outstanding	$ 0.003 8,188,780	$ 0.003 10,313,780

IGN INTERNET GLOBAL NETWORK INC.

Consolidated Statements of Cash Flows

For the months ended September 30, 2002 and 2001

(Prepared by Management)

	2002	2001

Cash provided by (used in):

Operating activities:
Loss for the year	$ (20,726)	$ (33,276)
Items not involving cash:
Amortization	172	2,173
Non-controlling interest	(346)	(363)
Change in non-cash operating working capital:
Accounts receivable	(700)	-
Prepaid expenses	-	68
Accounts payable and accrued liabilities	(1,984)	2,689
Due to related parties	17,056	25,875

Decrease in cash	(6,528)	(2,834)

Cash, beginning of period	9,757	18,194

Cash, end of period	$ 3,229	$ 15,360

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Three months ended September 30, 2002

(Prepared by Management)

1.

Nature and continuance of operations

The Company has been designated as inactive effective June 1, 2002 by the TSX Venture Exchange (the "Exchange").

The Company was in the business, through its subsidiaries, of providing and developing internet services, including gaming, financial services, advertising, commerce and broadcasting.

These financial statements have been prepared on the going concern basis. The Company commenced commercial operations in the 1998 fiscal year, and had ceased operations on April 1, 2001 as there is too much competition in the internet casinos market.  The Company is exploring other sources of action, including the divestiture of the casino and/or other components of the Company.  The application of the going concern concept is dependent upon the Company's ability to obtain necessary financing to meet its working capital requirements, and to realize its capital assets.

2.

Summary of significant accounting policies

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries INTERFI Financial Services Inc. (incorporated in Nevada, USA), Winstreak Services Limited (incorporated in British Columbia, Canada) and IGN (BVI) Inc. (incorporated in British Virgin Islands) which holds all the issued and outstanding voting common shares of Internet Global Network (Barbados) Inc. (incorporated in Barbados) and subsidiaries.  The major subsidiaries of Internet Global Network (Barbados) Inc. are INTERFI Corporation (incorporated in St. Kitts) (wholly-owned) and Winventure Limited (incorporated in British Virgin Islands) (86% owned) and Winventure Limited's wholly-owned subsidiary WinStreak Limited (incorporated in St. Kitts).  The Company and IGN (BVI) Inc. are beneficiaries of The InterActive Technology Trust which holds all of the issued and outstanding non-voting common shares of Internet Global Network (Barbados) Inc.

All material intercompany transactions and balances are eliminated on consolidation.

b)

Capital Assets

Capital assets are carried at cost less accumulated amortization.  Annual rates of amortization are as follows:

Asset	Basis	Rate
Computer hardware	declining balance	30%

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Three months ended September 30, 2002

(Prepared by Management)

2.

Summary of significant accounting policies (continued)

b)

Capital Assets (continued)

Costs incurred to develop internal-use computer software are capitalized during the application development stage only.  Costs capitalized include external direct costs of materials and services consumed in developing internal-use software, and the excess purchase price over the net book value of assets acquired pursuant to additional ownership interests purchased in Winventure Limited (Note 3).  All other costs incurred to develop internal-use computer software are expensed as incurred.  Software development costs are amortized on a straight-line basis over a period not exceeding three years.

Registration fees and related costs relating to an internet gaming licence in St. Kitts are deferred and amortized on a straight-line basis over two years.

c)

Foreign Currency Translation

Integrated foreign operations and foreign denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items.  Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange.  Exchange gains and losses are recognized currently in income.

d)

Loss per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods.  Fully diluted loss per share has not been presented as it would be anti-dilutive.

e)

Interim financial statements

These interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's most recent annual financial statements. These interim financial statements follow the same accounting policies and methods of application used in the Company's audited annual financial statements as at and for the period ended June 30, 2002.

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Three months ended September 30, 2002 and 2001

(Prepared by Management)

3.

Acquisitions of further interests in subsidiary

Winventure Limited ("Winventure") and its wholly owned subsidiary, Winstreak Limited, carried out the internet gaming development and operation activities of the Company.  Winventure has two other shareholders, one of which is a related party.  During the three months ended September 30, 2002, the Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure. The Company owns approximately 86% of the outstanding common shares of Winventure as at September 30, 2002.

In previous years, additional acquisitions had been accounted for using the purchase method whereby the excess purchase price over the book value of the identifiable net assets acquired  was allocated to deferred software development costs.

4.

Capital assets

 September 30, 2002

Accumulated

Net book

Cost

amortization

value

Computer hardware

$

5,032

$

2,930

$

2,102

5.

Due to related parties

The amounts are due to directors and companies controlled by directors.  The amounts bear no interest and are repayable on demand.

6.

Share capital

a)

Authorized

150,000,000 common shares without par value.

b)

Issued and Fully Paid

Number of shares

Amount

Balance, June 30, 2001 and 2000

10,313,780

$

13,503,911

Escrow shares cancelled

         (2,125,000)

                    -

_________

__________

Balance, September 30, 2002 and June 30, 2002

8,188,780

$

13,503,911

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Three months ended September 30, 2002 and 2001

(Prepared by Management)

7.

Share capital (continued)

c)

Stock Options

The Company has 1,016,000 stock options outstanding in total.  Summaries of options granted are as follows:

Number of

Weighted average

    shares

  exercise price

Balance, June 30, 2002

                      1,023,000

                                      0.10

Cancelled / expired

(7,000)

0.10

Balance, September 30, 2002

1,016,000

0.10

As at September 30, 2002, the following stock options were outstanding:

Number of shares

Exercise price

Expiry date

390,000

$

0.10

October 13, 2003

3,000

0.10

March 3, 2004

623,000

0.10

January 25, 2007

8.

Related party transactions

(a)

During the period, the Company paid or accrued management fees of $7,500 to a company controlled by a director of the Company.

(b)

During the period, the Company paid or accrued administrative fees of $3,000 to a company controlled by a director of the Company.

(c)

During the period, the Company paid or accrued rent of $5,441 for rent to a company with common directors.

9.

Commitments and contingencies

The Company entered into a management service agreement with a company controlled by a director of the Company to provide general management and administrative services at a monthly charge of $5,000 and $1,000 respectively for a period of three years to December 31, 2002.  Effective June 1, 2002, the monthly management fee had been reduced to $2,500 as a result of the Company being designated as inactive by the Exchange.

IGN INTERNET GLOBAL NETWORK INC.

Supplementary Information, page 1

September 30, 2002

(Unaudited - Prepared by Management)

Section 1

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

During the period, the Company paid or accrued management fees of $7,500 to a company controlled by a director of the Company, administrative fees of $3,000 to a company controlled by a director of the Company and rent of $5,441 for rent to a company with common directors.

Section 2

A.

Securities Issued During the Current Fiscal Year-To-Date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
NIL.

B.

Options Granted During the Current Fiscal Year-To-Date:

Date of Issue	Name of Optionee	Type of Option	Number of Shares	Expiry Price	Expiry Date
NIL.

Section 3

A.

Authorized and Issued Share Capital as at September 30, 2002:

Authorized share capital - 150,000,000 common shares without par value.

A total of 8,188,780 shares have been issued for a total of $13,503,911.

B.

Options, Warrants and Convertible Securities Outstanding as at September 30, 2002:

Type of Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	390,000	$0.10	October 13, 2003
	3,000	$0.10	March 3, 2004
	623,000	$0.10	January 25, 2007

C.

Shares in Escrow or Subject to Pooling as at September 30, 2002:

Common shares in escrow - Nil

D.

List of Directors and Officers as at September 30, 2002:

Praveen K. Varshney	Director & President
Peeyush K. Varshney	Director
Sieglinde Riedi Kammer	Director
Bali Chowdhry	Secretary

IGN INTERNET GLOBAL NETWORK INC.

Management Discussion, page 1

September 30, 2002

Message to Shareholders

Financial Results:

During the three months ended September 30, 2002, IGN Internet Global Network Inc. (the "Company") recorded a loss of $20,726 compared with a loss of $33,276 for the same period in 2001.  The decrease in loss was primarily due to a decrease in operations and related operating expenses.

Expenses for the three months ended September 30, 2002 were $21,080 as compared to $33,661 for the three months ended September 30, 2001.  The decrease in expenses has been a result of the slow down of operations since April 2001.

Operations Update:

Effective at the end of April 2001, management slowed operations to conserve financial resources.  The market has been saturated with internet casinos and there is a probability that Las Vegas casinos will enter the marketplace.

Thus, other courses of action are being explored including the divestiture of the internet casino software and/or other components of the Company.

On July 4, 2002, the Company announced that further to the TSX Venture Exchange's (the "Exchange") bulletin dated June 20, 2002, the Company had been designated as Inactive effective June 21, 2002, in accordance with Policy 2.6.  A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements ("TMR") of the Exchange as outlined in the Exchange's Policy 2.5.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR.  A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Company within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.

Management would like to thank you for your continued support as we face the current economic reality affecting many internet based businesses.  We look forward to updating the Company's shareholders as new opportunities are investigated.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney

Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. Description of Business

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency

Discuss the Issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
IGN INTERNET GLOBAL NETWORK INC.			December 31, 2002	03/02/14
ISSUER ADDRESS				
1304 – 925 WEST GEORGIA STREET, CATHEDRAL PLACE				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3L2	(604) 682-4768	(604) 684-2181
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
PEEYUSH VARSHNEY		DIRECTOR		(604) 684-2181
CONTACT EMAIL ADDRESS		WEBSITE ADDRESS		
INFO@IGNWIN.COM		WWW.IGNWIN.COM		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"PEEYUSH VARSHNEY"	PEEYUSH VARSHNEY	03/02/14
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"PRAVEEN VARSHNEY"	PRAVEEN VARSHNEY	03/02/14

IGN INTERNET GLOBAL NETWORK INC.

Consolidated Balance Sheets

December 31, 2002 and June 30, 2002

	December 31,	June 30,
	2002	2002
	(unaudited)	(audited)

Assets

Current assets:
Cash	$ 2,262	$ 9,757
Accounts receivable	5,945	3,509
	8,207	13,266

Capital assets (Note 4)	1,930	2,275

	$ 10,137	$ 15,541

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 70,676	$ 66,726
Due to related parties (Note 5)	165,087	128,471
	235,763	195,197

Non-controlling interest	119,706	120,050

Shareholders' equity:
Share capital (Note 6)	13,503,911	13,503,911
Deficit	(13,849,243)	(13,803,617)
	(345,332)	(299,706)

	$ 10,137	$ 15,541

IGN INTERNET GLOBAL NETWORK INC.

Consolidated Statements of Operations and Deficit

(Prepared by Management)

	Three months ended		Six months ended
	December 31,		December 31,
	2002	2001	2002	2001

Expenses:
Amortization	$ 172	$ 994	$ 344	$ 3,167
Bank charges and interest	185	867	444	1,501
Foreign exchange loss	10	849	36	849
Management fees	7,500	18,000	15,000	36,000
Office and administration	4,853	1,202	9,597	2,447
Professional fees	3,100	4,126	3,100	8,926
Regulatory fees and transfer agent	3,642	3,966	4,089	4,593
Rent	5,444	5,831	10,885	12,014
Software maintenance and development	-	(15,983)	-	(15,983)
Wages and benefits	-	939	2,491	939

Loss before under noted items	24,906	20,791	45,986	54,453

Interest and other income	(4)	(2,535)	(12)	(2,557)

Loss before non-controlling interest	24,902	18,256	45,974	51,896

Non-controlling interest	(2)	8,104	(348)	7,741

Loss for the period	24,900	26,360	45,626	59,637

Deficit, beginning of period	13,824,343	13,694,864	13,803,617	13,661,587

Deficit, end of period	$ 13,849,243	$ 13,721,224	$ 13,849,243	$ 13,721,224

Loss per share Weighted average number of shares outstanding	$0.003 8,188,780	$0.003 10,313,780	$0.006 8,188,780	$0.006 10,313,780

IGN INTERNET GLOBAL NETWORK INC.

Consolidated Statements of Cash Flows

(Prepared by Management)

	Three months ended		Six months ended
	December 31,		December 31,
	2002	2001	2002	2001

Cash provided by (used in):

Operating activities:
Loss for the period	$ (24,900)	$ (26,360)	$ (45,626)	$ (59,637)
Items not involving cash:
Amortization	172	994	344	3,167
Non-controlling interest	(2)	8,104	(348)	7,741
Change in non-cash operating working capital:
Accounts receivable	(1,736)	(296)	(2,436)	(296)
Prepaid expenses	-	-	-	68
Accounts payable and accrued liabilities	5,945	(13,413)	3,955	(10,723)
Due to related parties	19,560	26,500	36,616	52,375

Decrease in cash	(961)	(4,471)	(7,495)	(7,305)

Cash, beginning of period	3,223	15,360	9,757	18,194

Cash, end of period	$ 2,262	$ 10,889	$ 2,262	$ 10,889

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Six months ended December 31, 2002

(Prepared by Management)

1.

Nature and continuance of operations

The Company has been designated as inactive effective June 1, 2002 by the TSX Venture Exchange (the "Exchange").

The Company was in the business, through its subsidiaries, of providing and developing internet services, including gaming, financial services, advertising, commerce and broadcasting.

These financial statements have been prepared on the going concern basis. The Company commenced commercial operations in the 1998 fiscal year, and had ceased operations on April 1, 2001 as there is too much competition in the internet casinos market.  The Company is exploring other sources of action, including the divestiture of the casino and/or other components of the Company.  The application of the going concern concept is dependent upon the Company's ability to obtain necessary financing to meet its working capital requirements, and to realize its capital assets.

2.

Summary of significant accounting policies

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries INTERFI Financial Services Inc. (incorporated in Nevada, USA), Winstreak Services Limited (incorporated in British Columbia, Canada) and IGN (BVI) Inc. (incorporated in British Virgin Islands) which holds all the issued and outstanding voting common shares of Internet Global Network (Barbados) Inc. (incorporated in Barbados) and subsidiaries.  The major subsidiaries of Internet Global Network (Barbados) Inc. are INTERFI Corporation (incorporated in St. Kitts) (wholly-owned) and Winventure Limited (incorporated in British Virgin Islands) (86% owned) and Winventure Limited's wholly-owned subsidiary WinStreak Limited (incorporated in St. Kitts).  The Company and IGN (BVI) Inc. are beneficiaries of The InterActive Technology Trust which holds all of the issued and outstanding non-voting common shares of Internet Global Network (Barbados) Inc.

All material intercompany transactions and balances are eliminated on consolidation.

b)

Capital Assets

Capital assets are carried at cost less accumulated amortization.  Annual rates of amortization are as follows:

Asset	Basis	Rate
Computer hardware	declining balance	30%

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Six months ended December 31, 2002

(Prepared by Management)

2.

Summary of significant accounting policies (continued)

b)

Capital Assets (continued)

Costs incurred to develop internal-use computer software are capitalized during the application development stage only.  Costs capitalized include external direct costs of materials and services consumed in developing internal-use software, and the excess purchase price over the net book value of assets acquired pursuant to additional ownership interests purchased in Winventure Limited (Note 3).  All other costs incurred to develop internal-use computer software are expensed as incurred.  Software development costs are amortized on a straight-line basis over a period not exceeding three years.

Registration fees and related costs relating to an internet gaming licence in St. Kitts are deferred and amortized on a straight-line basis over two years.

c)

Foreign Currency Translation

Integrated foreign operations and foreign denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items.  Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange.  Exchange gains and losses are recognized currently in income.

d)

Stock Based Compensation

Effective July 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002.  The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Six months ended December 31, 2002

(Prepared by Management)

2.

Summary of significant accounting policies (continued)

d)

Stock Based Compensation

for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Since there were no stock options granted during the period and the Company has omitted the effect of employee stock options granted before January 1, 2002 in determining pro forma disclosures, no pro forma disclosures have been provided.

e)

Loss per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods.  Fully diluted loss per share has not been presented as it would be anti-dilutive.

f)

Interim financial statements

These interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's most recent annual financial statements. These interim financial statements follow the same accounting policies and methods of application used in the Company's audited annual financial statements as at and for the period ended June 30, 2002.

3.

Acquisitions of further interests in subsidiary

Winventure Limited ("Winventure") and its wholly owned subsidiary, Winstreak Limited, carried out the internet gaming development and operation activities of the Company.  Winventure has two other shareholders, one of which is a related party.  During the six months ended December 31, 2002, the Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure. The Company owns approximately 86% of the outstanding common shares of Winventure as at December 31, 2002.

In previous years, additional acquisitions had been accounted for using the purchase method whereby the excess purchase price over the book value of the identifiable net assets acquired  was allocated to deferred software development costs.

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Six months ended December 31, 2002

(Prepared by Management)

4.

Capital assets

 December 31, 2002

Accumulated

Net book

Cost

amortization

value

Computer hardware

$

5,032

$

3,102

$

1,930

5.

Due to related parties

The amounts are due to directors and companies controlled by directors.  The amounts bear no interest and are repayable on demand.

6.

Share capital

a)

Authorized

150,000,000 common shares without par value.

b)

Issued and Fully Paid

Number of shares

Amount

Balance, June 30, 2001 and 2000

10,313,780

$

13,503,911

Escrow shares cancelled

         (2,125,000)

                    -

_________

__________

Balance, December 31, 2002 and June 30, 2002

8,188,780

$

13,503,911

c)

Stock Options

The Company has 1,016,000 stock options outstanding in total.  Summaries of options granted are as follows:

Number of

Weighted average

    shares

  exercise price

Balance, June 30, 2002

                      1,023,000

                                      0.10

Cancelled / expired

(7,000)

0.10

Balance, December 31, 2002

1,016,000

0.10

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Six months ended December 31, 2002

(Prepared by Management)

7.

Share capital (continued)

As at December 31, 2002, the following stock options were outstanding:

Number of shares

Exercise price

Expiry date

390,000

$

0.10

October 13, 2003

3,000

0.10

March 3, 2004

623,000

0.10

January 25, 2007

8.

Related party transactions

(a)

During the period, the Company paid or accrued management fees of $15,000 to a company controlled by a director of the Company.

(b)

During the period, the Company paid or accrued administrative fees of $6,000 to a company controlled by a director of the Company.

(c)

During the period, the Company paid or accrued rent of $10,885 to a company with common directors.

9.

Commitments and contingencies

The Company entered into a management service agreement with a company controlled by a director of the Company to provide general management and administrative services at a monthly charge of $5,000 and $1,000 respectively for a period of three years to December 31, 2002.  Effective June 1, 2002, the monthly management fee had been reduced to $2,500 as a result of the Company being designated as inactive by the Exchange.

IGN INTERNET GLOBAL NETWORK INC.

Supplementary Information, page 1

December 31, 2002

(Unaudited - Prepared by Management)

Section 1

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

During the period, the Company paid or accrued management fees of $15,000 to a company controlled by a director of the Company, administrative fees of $6,000 to a company controlled by a director of the Company and rent of $10,885 to a company with common directors.

Section 2

A.

Securities Issued During the Current Fiscal Year-To-Date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
NIL.

B.

Options Granted During the Current Fiscal Year-To-Date:

Date of Issue	Name of Optionee	Type of Option	Number of Shares	Expiry Price	Expiry Date
NIL.

Section 3

A.

Authorized and Issued Share Capital as at December 31, 2002:

Authorized share capital - 150,000,000 common shares without par value.

A total of 8,188,780 shares have been issued for a total of $13,503,911.

B.

Options, Warrants and Convertible Securities Outstanding as at December 31, 2002:

Type of Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	390,000	$0.10	October 13, 2003
	3,000	$0.10	March 3, 2004
	623,000	$0.10	January 25, 2007

C.

Shares in Escrow or Subject to Pooling as at December 31, 2002:

Common shares in escrow - Nil

D.

List of Directors and Officers as at December 31, 2002:

Praveen K. Varshney	Director & President
Peeyush K. Varshney	Director
Aly Mawji	Director
Bali Chowdhry	Secretary

IGN INTERNET GLOBAL NETWORK INC.

Management Discussion, page 1

December 31, 2002

Message to Shareholders

Financial Results:

During the six months ended December 31, 2002, IGN Internet Global Network Inc. (the "Company") recorded a loss of $45,626 compared with a loss of $59,637 for the same period in 2001.  The decrease in loss was primarily due to a decrease in operations and related operating expenses.

Expenses for the six months ended December 31, 2002 were $45,986 as compared to $54,453 for the three months ended December 31, 2001.  The decrease in expenses has been a result of the slow down of operations since April 2001.

Operations Update:

Effective at the end of April 2001, management slowed operations to conserve financial resources.  The market has been saturated with internet casinos and there is a probability that Las Vegas casinos will enter the marketplace.

Thus, other courses of action are being explored including the divestiture of the internet casino software and/or other components of the Company.

On July 4, 2002, the Company announced that further to the TSX Venture Exchange's (the "Exchange") bulletin dated June 20, 2002, the Company had been designated as Inactive effective June 21, 2002, in accordance with Policy 2.6.  A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements ("TMR") of the Exchange as outlined in the Exchange's Policy 2.5.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR.  A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Company within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.

Management would like to thank you for your continued support as we face the current economic reality affecting many internet based businesses.  We look forward to updating the Company's shareholders as new opportunities are investigated.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney

Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(1) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the Issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
IGN INTERNET GLOBAL NETWORK INC.			March 31, 2003	03/05/16
ISSUER ADDRESS				
1304 – 925 WEST GEORGIA STREET, CATHEDRAL PLACE				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3L2	(604) 682-4768	(604) 684-2181
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
PEEYUSH VARSHNEY		DIRECTOR		(604) 684-2181
CONTACT EMAIL ADDRESS		WEBSITE ADDRESS		
INFO@IGNWIN.COM		WWW.IGNWIN.COM		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"PEEYUSH VARSHNEY"	PEEYUSH VARSHNEY	03/05/16
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"PRAVEEN VARSHNEY"	PRAVEEN VARSHNEY	03/05/16

IGN INTERNET GLOBAL NETWORK INC.

Consolidated Balance Sheets

March 31, 2003 and June 30, 2002

	March 31,	June 30,
	2003	2002
	(unaudited)	(audited)

Assets

Current assets:
Cash and cash equivalents	$ 4,875	$ 9,757
Accounts receivable	6,203	3,509
	11,078	13,266

Capital assets (Note 4)	1,763	2,275

	$ 12,841	$ 15,541

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 61,872	$ 66,726
Due to related parties (Note 5)	171,711	128,471
Loans payable	15,000	-
	248,583	195,197

Non-controlling interest	119,680	120,050

Shareholders' equity:
Share capital (Note 6)	13,503,911	13,503,911
Deficit	(13,859,333)	(13,803,617)
	(355,422)	(299,706)

	$ 12,841	$ 15,541

IGN INTERNET GLOBAL NETWORK INC.

Consolidated Statements of Operations and Deficit

(Prepared by Management)

	Three months ended		Nine months ended
	March 31,		March 31,
	2003	2002	2003	2002

Expenses:
Amortization	$ 168	$ 240	$ 512	$ 3,407
Bank charges and interest (recovery)	312	(522)	756	979
Foreign exchange loss	110	89	146	938
Management fees	-	18,000	15,000	54,000
Office and administration (recovery)	(820)	1,809	8,055	4,093
Professional fees	-	-	3,100	8,926
Regulatory fees and transfer agent	4,227	3,782	8,316	8,375
Rent	5,256	5,443	16,141	17,457
Software maintenance and development (recovery)	-	(97)	-	(16,080)
Travel	864	-	1,586	163
Wages and benefits	6	321	2,497	1,260

Loss before under noted items	10,123	29,065	56,109	83,518

Interest and other income	(7)	1,754	(19)	(803)

Loss before non-controlling interest	10,116	30,819	56,090	82,715

Non-controlling interest	(26)	65	(374)	7,806

Loss for the period	10,090	30,884	55,716	90,521

Deficit, beginning of period	13,849,243	13,721,224	13,803,617	13,661,587

Deficit, end of period	$ 13,859,333	$ 13,752,108	$ 13,859,333	$ 13,752,108

Loss per share Weighted average number of shares outstanding	$0.00 8,188,780	$0.00 8,188,780	$0.01 8,188,780	$0.01 8,188,780

IGN INTERNET GLOBAL NETWORK INC.

Consolidated Statements of Cash Flows

(Prepared by Management)

	Three months ended		Nine months ended
	March 31,		March 31,
	2003	2002	2003	2002

Cash provided by (used in):

Operating activities:
Loss for the period	$ (10,090)	$ (30,884)	$ (55,716)	$ (90,521)
Items not involving cash:
Amortization	168	240	512	3,407
Non-controlling interest	(26)	65	(374)	7,806
Change in non-cash operating working capital:
Accounts receivable	(258)	(2,425)	(2,694)	(2,721)
Prepaid expenses	-	47	-	115
Accounts payable and accrued liabilities	(3,805)	3,151	(4,850)	(7,572)
Due to related parties	6,624	25,083	43,240	77,458
Loans payable	10,000	-	15,000	-

Increase (decrease) in cash and cash equivalents	2,613	(4,723)	(4,882)	(12,028)

Cash and cash equivalents, beginning of period	2,262	10,889	9,757	18,194

Cash and cash equivalents, end of period	$ 4,875	$ 6,166	$ 4,875	$ 6,166

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Nine months ended March 31, 2003

(Prepared by Management)

1.

Nature and continuance of operations

The Company has been designated as inactive effective December 1, 2002 by the TSX Venture Exchange (the "Exchange").

The Company was in the business, through its subsidiaries, of providing and developing internet services, including gaming, financial services, advertising, commerce and broadcasting.

These financial statements have been prepared on the going concern basis. The Company commenced commercial operations in the 1998 fiscal year, and had ceased operations on April 1, 2001, as there is too much competition in the internet casinos market.  The Company is exploring other sources of action, including the divestiture of the casino and/or other components of the Company.  The application of the going concern concept is dependent upon the Company's ability to obtain necessary financing to meet its working capital requirements, and to realize its capital assets.

2.

Summary of significant accounting policies

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries INTERFI Financial Services Inc. (incorporated in Nevada, USA), Winstreak Services Limited (incorporated in British Columbia, Canada) and IGN (BVI) Inc. (incorporated in British Virgin Islands) which holds all the issued and outstanding voting common shares of Internet Global Network (Barbados) Inc. (incorporated in Barbados) and subsidiaries.  The major subsidiaries of Internet Global Network (Barbados) Inc. are INTERFI Corporation (incorporated in St. Kitts) (wholly-owned) and Winventure Limited (incorporated in British Virgin Islands) (86% owned) and Winventure Limited's wholly owned subsidiary WinStreak Limited (incorporated in St. Kitts).  The Company and IGN (BVI) Inc. are beneficiaries of The InterActive Technology Trust which holds all of the issued and outstanding non-voting common shares of Internet Global Network (Barbados) Inc.

All material intercompany transactions and balances are eliminated on consolidation.

b)

Capital Assets

Capital assets are carried at cost less accumulated amortization.  Annual rates of amortization are as follows:

Asset	Basis	Rate
Computer hardware	declining balance	30%

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Nine months ended March 31, 2003

(Prepared by Management)

2.

Summary of significant accounting policies (continued)

b)

Capital Assets (continued)

Costs incurred to develop internal-use computer software are capitalized during the application development stage only.  Costs capitalized include external direct costs of materials and services consumed in developing internal-use software, and the excess purchase price over the net book value of assets acquired pursuant to additional ownership interests purchased in Winventure Limited (Note 3).  All other costs incurred to develop internal-use computer software are expensed as incurred.  Software development costs are amortized on a straight-line basis over a period not exceeding three years.

Registration fees and related costs relating to an internet gaming licence in St. Kitts are deferred and amortized on a straight-line basis over two years.

c)

Foreign Currency Translation

Integrated foreign operations and foreign denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items.  Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange.  Exchange gains and losses are recognized currently in income.

d)

Stock Based Compensation

Effective July 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002.  The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Nine months ended March 31, 2003

(Prepared by Management)

2.

Summary of significant accounting policies (continued)

d)

Stock Based Compensation

for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Since there were no stock options granted during the period and the Company has omitted the effect of employee stock options granted before January 1, 2002 in determining pro forma disclosures, no pro forma disclosures have been provided.

e)

Loss per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods.  Fully diluted loss per share has not been presented as it would be anti-dilutive.

f)

Interim financial statements

These interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's most recent annual financial statements. These interim financial statements follow the same accounting policies and methods of application used in the Company's audited annual financial statements as at and for the period ended June 30, 2002.

3.

Acquisitions of further interests in subsidiary

Winventure Limited ("Winventure") and its wholly owned subsidiary, Winstreak Limited, carried out the internet gaming development and operation activities of the Company.  Winventure has two other shareholders, one of which is a related party.  During the nine months ended March 31, 2003, the Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure. The Company owns approximately 86% of the outstanding common shares of Winventure as at March 31, 2003.

In previous years, additional acquisitions had been accounted for using the purchase method whereby the excess purchase price over the book value of the identifiable net assets acquired was allocated to deferred software development costs.

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Nine months ended March 31, 2003

(Prepared by Management)

4.

Capital assets

 March 31, 2003

Accumulated

Net book

Cost

amortization

value

Computer hardware

$

5,032

$

3,269

$

1,763

5.

Due to related parties

The amounts are due to directors and companies controlled by directors.  The amounts bear no interest and are repayable on demand.

6.

Share capital

a)

Authorized

150,000,000 common shares without par value.

b)

Issued and Fully Paid

Number of shares

Amount

Balance, June 30, 2001 and 2000

10,313,780

$

13,503,911

Escrow shares cancelled

         (2,125,000)

                    -

_________

__________

Balance, March 31, 2003 and June 30, 2002

8,188,780

$

13,503,911

c)

Stock Options

The Company has 1,016,000 stock options outstanding in total.  Summaries of options granted are as follows:

Number of

Weighted average

    shares

  exercise price

Balance, June 30, 2002

                       1,023,000

                                      0.10

Cancelled / expired

(12,000)

0.10

Balance, March 31, 2003

 1,011,000

                          0.10

IGN INTERNET GLOBAL NETWORK INC.

Notes to Consolidated Financial Statements

Nine months ended March 31, 2003

(Prepared by Management)

7.

Share capital (continued)

As at March 31, 2003, the following stock options were outstanding:

Number of shares

Exercise price

Expiry date

390,000

$

0.10

October 13, 2003

3,000

0.10

March 3, 2004

618,000

0.10

January 25, 2007

8.

Related party transactions

(a)

During the period, the Company paid or accrued management fees of $15,000 to a company controlled by a director of the Company.

(b)

During the period, the Company paid or accrued administrative fees of $6,000 to a company controlled by a director of the Company.

(c)

During the period, the Company paid or accrued rent of $16,141 to a company with common directors.

9.

Commitments and contingencies

The Company entered into a management service agreement with a company controlled by a director of the Company to provide general management and administrative services at a monthly charge of $5,000 and $1,000 respectively for a period of three years to December 31, 2002.  Effective June 1, 2002, the monthly management fee had been reduced to $2,500 as a result of the Company being designated as inactive by the Exchange.

IGN INTERNET GLOBAL NETWORK INC.

Supplementary Information, page 1

March 31, 2003

(Unaudited - Prepared by Management)

Section 1

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

During the period, the Company paid or accrued management fees of $15,000 to a company controlled by a director of the Company, administrative fees of $6,000 to a company controlled by a director of the Company and rent of $16,141 to a company with common directors.

Section 2

A.

Securities Issued During the Current Fiscal Year-To-Date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
NIL.

B.

Options Granted During the Current Fiscal Year-To-Date:

Date of Issue	Name of Optionee	Type of Option	Number of Shares	Expiry Price	Expiry Date
NIL.

Section 3

A.

Authorized and Issued Share Capital as at March 31, 2003:

Authorized share capital - 150,000,000 common shares without par value.

A total of 8,188,780 shares have been issued for a total of $13,503,911.

B.

Options, Warrants and Convertible Securities Outstanding as at March 31, 2003:

Type of Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	390,000	$0.10	October 13, 2003
	3,000	$0.10	March 3, 2004
	611,000	$0.10	January 25, 2007

C.

Shares in Escrow or Subject to Pooling as at March 31, 2003:

Common shares in escrow - Nil

D.

List of Directors and Officers as at March 31, 2003:

Praveen K. Varshney	Director & President
Peeyush K. Varshney	Director
Aly Mawji	Director
Bali Chowdhry	Secretary

IGN INTERNET GLOBAL NETWORK INC.

Management Discussion, page 1

June 30, 2003

Message to Shareholders

Financial Results:

During the nine months ended March 31, 2003, IGN Internet Global Network Inc. (the "Company") recorded a loss of $55,716 compared with a loss of $90,521 for the same period in 2002.  The decrease in loss was primarily due to a decrease in operations and related operating expenses.

Expenses for the nine months ended March 31, 2003 were $56,109 as compared to $83,518 for the nine months ended March 31, 2002.  The decrease in expenses has been a result of the slow down of operations since April 2001.

Operations Update:

Effective at the end of April 2001, management slowed operations to conserve financial resources.  The market has been saturated with internet casinos and there is a probability that Las Vegas casinos will enter the marketplace.

Thus, other courses of action are being explored including the divestiture of the internet casino software and/or other components of the Company.

On July 4, 2002, the Company announced that further to the TSX Venture Exchange's (the "Exchange") bulletin dated June 20, 2002, the Company had been designated as Inactive effective June 21, 2002, in accordance with Policy 2.6.  A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements ("TMR") of the Exchange as outlined in the Exchange's Policy 2.5.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR.  A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Company within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.

On July 7, 2003, the Company announced that it had entered into a definitive acquisition agreement (the "Acquisition Agreement") with AssistGlobal.com Communications Inc. ("AssistGlobal") and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of IGN (the "IGN Shares") at a deemed price of $0.35 per share. The transaction will be treated as an exempt take over bid in the Province of British Columbia. As part of the transaction IGN will seek shareholder approval to consolidate its currently issued and outstanding common shares on a 1 new share for 3 old share basis and anticipates completing post consolidation financings of up to $1,000,000 in order to fund the project. The new board of directors will consist of two directors being nominated by the current management of IGN and three by the current management of AssistGlobal. A finders fee of 750,000 post consolidated shares is payable upon closing of the transaction subject to regulatory approval and any applicable prospectus exemptions. The completion of the transaction may be subject to shareholder and regulatory approvals.

Management would like to thank you for your continued support as we face the current economic reality affecting many internet based businesses.  We look forward to updating the Company's shareholders as new opportunities are investigated.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney

Director

IGN INTERNET GLOBAL NETWORK INC.

Suite 1304 - 925 West Georgia Street

Vancouver, BC

V6C 3L2

Tel: 604-684-2181

NOTICE OF ANNUAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the Annual and Special Meeting of Members of IGN Internet Global Network Inc., (the "Company") will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, on:

September 9, 2003

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended June 30, 2003 and the report of the Auditors thereon;

3.

to fix the number of Directors at five (5);

4.

to elect Directors;

5.

to appoint LDMB Advisors Inc., Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration;

6.

to approve, by Special Resolution, the following:

(a)

all of the 150,000,000 common shares without par value, both issued and unissued, be consolidated into 5,000,000 common shares without par value, every three (3) of such shares before consolidation being consolidated into one (1) share;

(b)

the authorized capital of the Company be increased from 5,000,000 common shares without par value to 150,000,000 common shares without par value;

(c)

paragraph 2 of the Memorandum of the Company be altered to show the new authorized capital of the Company as 150,000,000 common shares without par value;

(d)

the Company change its name to AssistGlobal Technologies Corp. or such other name as may be approved by the Directors, and the Registrar of Companies;

(e)

paragraph 1 of the Memorandum of the Company be altered to show the new name of the Company.

7.

to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 5th day of August, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

"PRAVEEN K. VARSHNEY"

PRESIDENT

IGN INTERNET GLOBAL NETWORK INC.

Suite 1304 - 925 West Georgia Street

Vancouver, BC

V6C 3L2

INFORMATION CIRCULAR AS AT AUGUST 5, 2003

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF IGN INTERNET GLOBAL NETWORK INC. ("the Company") for use at the Annual and Special Meeting of shareholders of the Company to be held on September 9, 2003 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained is stated as of August 5, 2003.

All cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally, by telephone or telegraph, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management proxyholder").  A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)

executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and

(b)

delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment of it, or in any other manner provided by law.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

1

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On August 5, 2003 there were 8,188,780 common shares issued and outstanding, each share carrying the right to one vote.  Only shareholders of record at the Close of Business on August 5, 2003 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.  Each person shall have one vote for each share held.

To the knowledge of the Directors or Senior Officers of the Company, there are no beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights.

2

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at five (5) and to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting, unless his/her office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.  Four  of the nominees for director are residents of Canada and British Columbia.

Name and Present Office Held	Director Since	# of Shares Benefi-cially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
PRAVEEN K. VARSHNEY(1) Vancouver, BC PRESIDENT/DIRECTOR	September 2, 1999 and from September 4, 1991 to May 13, 1997	321,750 shares	Principal, Varshney Capital Corp. since January, 2000; Director and Officer of various publicly traded companies; formerly Principal of Varshney Chowdhry Group of Companies.
SOKHIE PUAR Richmond, BC	to be nominated	10,000 shares	President of SNJ Capital Ltd. Since September, 1999; Registered Representative, Canaccord Capital Corporation from 1987 to 1998.
GEOFFREY DRYER Port Coquitlam, BC	to be nominated	Nil	President and Chief Technical Officer of AssistGlobal.com Communications Inc.; Formerly President of G& S Cad Solutions Ltd.
CATHERINE M. STAUBER Comox, BC	to be nominated	Nil	Managing Director of AssistGlobal.com Communications Inc.; Formerly President of 440819 B.C. Inc. and Giant Bay Resources.
ROBERT C. VISSER Huntington, New York	to be nominated	Nil	Registered Architect; President of Visser Software Services.

[1]

Member of Audit Committee.  The Company's audit committee consists of Messrs. Praveen Varshney, Peeyush K. Varshney and Aly Mawji.

NOTES:

(a)

The information as to shareholdings has been furnished by the respective nominees.

(b)

Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected at the preceding Annual General Meeting.

3

Advance Notice of Annual General Meeting of the Company was published pursuant to Section 111 of the Company Act in The Province on July 10, 2003.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each executive officer who earned over $100,000 in total salary and bonus during the  three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Annual Compensation				Long Term Compensation
	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)(1)	Awards	Payouts
					Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All other Compen-sation ($) (i)
Praveen K. Varshney, President & Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$21,000 $69,500 $72,000	Nil 119,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

For management and administrative services performed by O.M. Management Ltd., a company owned 100% by Praveen K. Varshney as to $15,000 for management fees and as to $6,000 for administrative services.  Pursuant to a management and administrative services agreement dated January 1, 2000 and amended June 1, 2002, the Company pays to O.M. Management Ltd., $2,500 per month for management services and $1,000 for per month for administrative services.

4

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no options/SAR  granted to Executive Officers during the financial year ended June 30, 2003.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

AND FINANCIAL YEAR-END OPTION/SAR VALUES

There were no options exercised by Executive Officers during the financial year ended June 30, 2003.

OPTION AND SAR REPRICINGS

There were no options repriced for Executive Officers during the financial year ended June 30, 2003.

COMPENSATION OF DIRECTORS

The Company has not paid any compensation to the Directors for their services as Directors during the most recently completed fiscal year and has no standard arrangement to compensate them for such services other than the granting of Director Stock Options.

Since the commencement of the Company's last completed financial year no options to purchase common shares of the Company were granted to or exercised by directors, who were not Executive Officers.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors, Senior Officers, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company's last  financial year or in any proposed transaction, which has or will materially affect the Company save for the following:

(a)

The Company entered into a share exchange agreement dated July 6, 2003 and a share exchange agreement addendum with AssistGlobal.com Communications Inc. ("AssistGlobal") and all of the shareholders of AssistGlobal (collectively the "Share Exchange Agreement") to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post-consolidated common shares of the Company at a deemed price of $0.35 per share. Geoffrey Dryer, Robert Visser and Catherine Stauber, proposed nominees as directors of the Company are shareholders of AssistGlobal and will receive, Geoffrey Dryer and Shelley Chapman as Joint Tenants, as to 3,816,563 post-consolidated shares, Robert Visser as to 572,355 post-consolidated shares and Catherine Stauber as to 3,816,563 post-consolidated shares of the Company. On closing of the Share Exchange Agreement, and completion of the share consolidation contemplated herein, Geoffrey Dryer and Shelley Chapman as Joint Tenants, and Catherine Stauber will each hold approximately 27% of the issued and outstanding shares of the Company.

APPOINTMENT OF AUDITORS

The Company proposes to change its Auditors from J.A. Minni & Associates Inc., Certified General Accountants, to LDMB Advisors Inc., Chartered Accountants, of 6345 - 197th Street, Langley, British Columbia, V2Y 1K8 effective at the Annual General Meeting of the Company scheduled to be held on September 9, 2003.

5

As indicated in the notice contained in this Information Circular, there are no reportable disagreements between the Company and J.A. Minni & Associates Inc., Certified General Accountants.  It is intended to vote the proxy to appoint LDMB Advisors Inc., 6345 - 197th Street, Langley, British Columbia, V2Y lK8 as Auditors for the Company and to authorize the Directors to fix their remuneration.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

CONSOLIDATION AND NAME CHANGE

Management are requesting shareholder acceptance of a consolidation of the Company's shares and name change.  Management believes that the consolidation of the Company's share capital is necessary in order to secure equity capital and a new business opportunity. Management considers it prudent to seek acceptance for the consolidation and name change from shareholders of record for the 2003 annual general meeting.  Under the B.C. Company Act, the approval of the shareholders must be by special resolution.

Accordingly, management are requesting shareholder acceptance of a consolidation of the Company's common shares on the basis of up to three (3) current common shares into one (1) new common share and a change of name of the Company to AssistGlobal Technologies Corp. or such other name as determined by the Directors, and subject to regulatory approvals, as a precautionary step.

Accordingly, shareholders of the Company will be asked to approve, by Special Resolution, the following:

         "

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

all of the 150,000,000 common shares without par value, both issued and unissued, be consolidated into 5,000,000 common shares without par value, every three (3) of such shares before consolidation being consolidated into one share;

2.

the authorized capital of the Company be increased from 5,000,000 common shares without par value to 150,000,000 common shares without par value;

3.

paragraph 2 of the Memorandum of the Company be altered to show the new authorized capital of the Company as 150,000,000 common shares without par value;

4.

the Company change its name to AssistGlobal Technologies Corp. or such other name as may be approved by the Directors, and the Registrar of Companies;

5.

paragraph 1 of the Memorandum of the Company be altered to show the new name of the Company."

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

DATED at Vancouver, British Columbia, this 5th day of August, 2003.

ON BEHALF OF THE BOARD

"PRAVEEN K. VARSHNEY"

__________________________________

PRAVEEN K. VARSHNEY, President

6

IGN INTERNET GLOBAL NETWORK INC.

FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.

SUITE 1104-750 WEST PENDER STREET

CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BRITISH COLUMBIA

CANADA V6C 2T8

Jerry A. Minni, C.G.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **

TELEPHONE:  (604)683-0343

FAX:  (604)683-4499

*   Incorporated Professional

** Associate

AUDITOR'S REPORT

To the Shareholders,

IGN Internet Global Network Inc.

I have audited the balance sheets of IGN INTERNET GLOBAL NETWORK INC. as at June 30, 2003 and 2002 and the statements of operations, deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards.  Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the B.C. Company Act, I report that, in my opinion, these principles have been applied on a consistent basis.

"J.A. Minni & Associates Inc."

CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C.

July 28, 2003

IGN INTERNET GLOBAL NETWORK INC.

BALANCE SHEETS AS AT JUNE 30, 2003 AND 2002

ASSETS

2003

2002

CURRENT ASSETS

Cash

$

379

$

9,757

Funds in trust

2,000

-

Accounts receivable

6,609

3,509

8,988

13,266

CAPITAL ASSETS (Note 4)

1,593

2,275

$

10,581

$

15,541

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities

$

80,565

$

66,726

Due to related parties

180,971

128,471

261,536

195,197

SHAREHOLDERS' DEFICIENCY

SHARE CAPITAL (Note 5)

13,503,911

13,503,911

DEFICIT

(13,754,866)

(13,683,567)

(250,955)

(179,656)

$

10,581

$

15,541

APPROVED BY THE DIRECTORS:

"Praveen  K. Varshney"

"Peeyush K. Varshney"

The accompanying notes are an integral part of the financial statements.

IGN INTERNET GLOBAL NETWORK INC.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR YEARS ENDED JUNE 30, 2003 AND 2002

2003

2002

EXPENSES

Amortization

$

683

$

3,650

Bank charges and interest

1,079

942

Foreign exchange loss (gain)

(4,201)

(537)

Management and consulting fees

17,154

57,500

Office and administration

8,332

15,497

Professional fees

8,100

13,926

Regulatory fees, transfer agent and

shareholder information

8,794

8,781

Rent

20,305

21,506

Sales and marketing

658

301

Telephone and internet

658

903

Travel

2,513

808

Wages and benefits

2,798

-

66,873

123,277

LOSS BEFORE THE UNDERNOTED ITEMS

(66,873)

(123,279)

Interest and other income

27

802

LOSS FROM CONTINUING OPERATIONS

(66,846)

(122,475)

INCOME (LOSS) FROM DISCONTINUED

OPERATIONS (Note 3)

(4,453)

(21,261)

NET INCOME (LOSS) FOR THE YEAR

(71,299)

(143,736)

DEFICIT, BEGINNING OF YEAR (Note 3)

(13,683,567)

(13,539,831)

DEFICIT, END OF YEAR

$

(13,754,866)

$

(13,683,567)

EARNINGS (LOSS) PER SHARE FROM

CONTINUING OPERATIONS

$

(0.008)

$

(0.015)

EARNINGS (LOSS) PER SHARE FROM

DISCONTINUED OPERATIONS

$

0.019

$

(0.003)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

$

0.006

$

(0.02)

The accompanying notes are an integral part of the financial statements

IGN INTERNET GLOBAL NETWORK INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

2003

2002

OPERATING ACTIVITIES

Net loss for the year from continuing operations

$

(66,846)

$

(122,475)

Items not involving cash:

Amortization

683

3,650

(66,163)

(118,825)

Cash provided (used) by net changes in

non-cash working capital items:

Accounts receivable

(3,100)

(3,509)

Prepaid expenses

-

115

Accounts payable and accrued liabilities

13,838

(3,632)

Due to related parties

52,499

101,377

(2,926)

(24,474)

INVESTING ACTIVITIES

Proceed on disposal of subsidiaries

1

-

DECREASE IN CASH DURING THE YEAR FROM

CONTINUING OPERATIONS

(2,925)

(24,474)

INCREASE (DECREASE) IN CASH FROM DISCONTINUED

OPERATIONS DURING THE YEAR (Note 3)

(4,453)

16,037

CASH, BEGINNING OF YEAR

9,757

18,194

CASH, END OF YEAR

$

2,379

$

9,757

REPRESENTED BY:

Cash at bank

$

379

$

9,757

Funds in trust

2,000

-

$

2,379

$

9,757

The accompanying notes are an integral part of the financial statements.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company has been designated as inactive effective June 1, 2002 by the TSX Venture Exchange.

The Company was in the business, through its subsidiaries, of providing and developing internet services, including gaming, financial services, advertising, commerce and broadcasting.  The Company commenced commercial operations in the 1998 fiscal year, and ceased operations on April 1, 2001 as there is too much competition in the internet casinos market.

These financial statements have been prepared on the going concern basis which assumes the Company will realize its assets and discharge its liabilities in the normal course of business.  The application of the going concern concept is dependent upon the Company's ability to obtain necessary financing to meet its working capital requirements, and attaining profitable operations.  See Note 8.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Principles of Consolidation

The financial statements as at June 30, 2002 and for the year then ended included the accounts of the Company and its wholly-owned subsidiaries INTERFI Financial Services Inc. (incorporated in Nevada, USA), Winstreak Services Limited (incorporated in British Columbia, Canada) and IGN (BVI) Inc. (incorporated in British Virgin Islands) which holds all the issued and outstanding voting common shares of Internet Global Network (Barbados) Inc. (incorporated in Barbados) and subsidiaries.  The major subsidiaries of Internet Global Network (Barbados) Inc. are INTERFI Corporation (incorporated in St. Kitts) (wholly-owned) and Winventure Limited (incorporated in British Virgin Islands) (86% owned) and Winventure Limited's wholly-owned subsidiary WinStreak Limited (incorporated in St. Kitts).  The Company and IGN (BVI) Inc. are beneficiaries of The InterActive Technology Trust which holds all of the issued and outstanding non-voting common shares of Internet Global Network (Barbados) Inc.  Upon consolidation all material intercompany transactions and balances are eliminated.

Effective June 2, 2003, the Company disposed of all its subsidiaries.  As a result of this disposal, the financial statements as at June 30, 2003 and for the year then ended are prepared on a non-consolidated basis.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

Capital Assets

Capital assets are carried at cost less accumulated amortization.  Annual rates of amortization are as follows:

Computer hardware

-

30% declining balance

Computer software, acquired

-

100% straight-line

c)

Foreign Currency Translation

Integrated foreign operations and foreign denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items.  Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange.  Exchange gains and losses are recognized currently in income.

d)

Income Taxes

The Company has accounted for income taxes by the deferral method whereby future income tax assets and future income tax liabilities are determined on temporary differences (differences between the tax bases and accounting bases of assets and liabilities) and are measured using the enacted, or substantively enacted, tax rates expected to apply when the asset is realized or the liability is settled.  A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

e)

Earnings per Share

Earnings per share are calculated based on the weighted average number of shares outstanding during the year.  Basic earnings per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

g)

Financial Instruments

The carrying amounts reported in the balance sheet for cash and short-term investments, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term to maturity of these instruments.

h)

Stock-based Compensation

No compensation expense is recognized when stock or stock options are issued to employees.  Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

3.

DISPOSAL OF SUBSIDIARIES

Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1.  The closing of the sale was effective on June 2, 2003.  The net result of operations have been classified for the year ended June 30, 2003 and 2002 as loss from discontinued operations.

a)

The net gain on disposal of subsidiaries is determined as follows:

Fair value of proceed of disposal of subsidiaries

$

1

Net assets of subsidiaries

-

Net gain on disposal of subsidiaries

$

1

b)

The net results of operations attributable to subsidiaries are as follows:

2003

2002

Revenue

$

-

$

5,623

Expenses

Bank charges

-

313

Capital assets written down

-

37,298

Foreign exchange loss

4,454

1,869

Office

-

107

Software maintenance

-

(13,783)

Wages and benefits

-

1,080

Net gain on disposal of subsidiaries

(1)

-

4,453

26,884

Loss from discontinued operations

for the year

$

(4,453)

(21,261)

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

3.

DISPOSAL OF SUBSIDIARIES - continued

c)

The cash flows from discontinued operations are as follows:

2003

2002

Operating activities:

Net loss for the year

$

(4,453)

$

(21,261)

Items not involving cash:

Capital assets written down

-

37,298

Increase (decrease) in cash from

discontinued operation during the year

$

(4,453)

$

16,037

d)

Deficit, beginning of year ended June 30, 2002

$

(13,659,881)

Adjustment for non-controlling interest

120,050

Deficit, as restated

$

(13,539,831)

4.

CAPITAL ASSETS

2003

2002

Accumulated

Net book

Net book

Cost

amortization

value

value

Computer hardware

$

5,032

$

3,439

$

1,593

$

2,275

5.

SHARE CAPITAL

a)

Authorized

150,000,000 common shares without par value.

b)

Issued and Fully Paid

Number of shares

Amount

Balance, June 30, 2001

10,313,780

$

13,503,911

Cancellation of shares under escrow

(2,125,000)

-

Balance, June 30, 2002 and 2003

8,188,780

$

13,503,911

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

5.

SHARE CAPITAL - continued

c)

Stock Options

The Company has 1,011,000 stock options outstanding in total (2002 - 1,023,000).  Summaries of options granted are as follows:

Number of

Weighted average

   shares

  exercise price

Balance, June 30, 2001

514,000

0.19

Granted

630,000

0.10

Cancelled/expired

(121,000)

0.19

Balance, June 30, 2002

1,023,000

0.10

Cancelled

(12,000)

0.10

Balance, June 30, 2003

1,011,000

0.10

During the year ended June 30, 2002, 393,000 stock options with an exercise price of $0.19 per share were amended to an exercise price of $0.10 per share.

As at June 30, 2003, the following stock options were outstanding:

Number of shares

Exercise price

Expiry date

390,000

$

0.10

October 13, 2003

3,000

0.10

March 3, 2004

618,000

0.10

January 25, 2007

d)

Shares held in Escrow

As at June 30, 2003 and 2002 the common shares of the Company are not subject to any escrow agreement, which may not be transferred, assigned or otherwise dealt with without the consent of regulatory authorities.

e)

Share Purchase Warrants

As at June 30, 2003 and 2002 there were no outstanding share purchase warrants.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

6.

INCOME TAXES

The Company has approximately $3,647,000 non-capital Canadian income tax loss carry forwards which expire as follows:

2004

$

701,000

2005

1,304,000

2006

628,000

2007

375,000

2008

447,000

2009

120,000

2010

72,000

$

3,647,000

The tax benefit of these losses has not been reflected in the financial statements.

7.

RELATED PARTY TRANSACTIONS

a)

During the year, the Company accrued $15,000 (2002 - $57,500) to a company controlled by a director of the Company for management services.

b)

During the year, the Company accrued $6,000 (2002 - $12,000) for administrative services and $2,154 (2002 - nil) for consulting fees to a company controlled by a director of the Company.

a)

During the year, the Company accrued $19,854 (2002 - $21,506) for rental charges and utilities to a company with common directors.

d)

The amounts due to related parties are interest free, unsecured, and are repayable on demand.

8.

SUBSEQUENT EVENTS

a)

The Company has entered into a definitive acquisition agreement with AssistGlobal.com Communications Inc. (AssistGlobal) on July 6, 2003 to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Company at a deemed price of $0.35 per share.  The transaction will be treated as an exempt takeover bid.  The Company's shares will be consolidated on a one new share for three old existing shares.  The Company plans to complete post consolidation financings of up to $1,000,000 in order to finance the project.  AssistGlobal.com Communications Inc. is an information technology development company providing best-of-breed business solutions to international Facilities and Project Management professionals.

b)

On July 29, 2003, the common shares of the Company were delisted from the TSX Venture Exchange.  It will continue to trade on the OTCBB Market.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

9.

COMPARATIVE FIGURES

The comparative figures have been restated to conform with the presentation adopted for the current year.  See also Note 2(a).

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. Description of Business

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(1) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency

Discuss the Issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER IGN INTERNET GLOBAL NETWORK INC.			FOR QUARTER ENDED June 30, 2003	DATE OF REPORT YY/MM/DD 03/08/14
ISSUER ADDRESS 1304 – 925 WEST GEORGIA STREET, CATHEDRAL PLACE				
CITY VANCOUVER	PROVINCE BC	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768	ISSUER TELEPHONE NO. (604) 684-2181
CONTACT NAME PEEYUSH VARSHNEY		CONTACT POSITION DIRECTOR		CONTACT TELEPHONE NO. (604) 684-2181
CONTACT EMAIL ADDRESS INFO@IGNWIN.COM		WEBSITE ADDRESS WWW.IGNWIN.COM		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"PEEYUSH VARSHNEY"	PEEYUSH VARSHNEY	03/08/14
"PRAVEEN VARSHNEY"	PRAVEEN VARSHNEY	03/08/14

IGN INTERNET GLOBAL NETWORK INC.

Supplementary Information, page 1

June 30, 2003

(Unaudited - Prepared by Management)

Section 1

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

During the year, the Company paid or accrued management fees of $15,000 to a company controlled by a director of the Company, administrative fees of $6,000 to a company controlled by a director of the Company, consulting fees of $2,154 to a company controlled by a director of the Company, and rent of $19,854 to a company with common directors.

Section 2

A.

Securities Issued During the Current Fiscal Year-To-Date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
NIL.

B.

Options Granted During the Current Fiscal Year-To-Date:

Date of Issue	Name of Optionee	Type of Option	Number of Shares	Expiry Price	Expiry Date
NIL.

Section 3

A.

Authorized and Issued Share Capital as at June 30, 2003:

Authorized share capital - 150,000,000 common shares without par value.

A total of 8,188,780 shares have been issued for a total of $13,503,911.

B.

Options, Warrants and Convertible Securities Outstanding as at June 30, 2003:

Type of Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	390,000	$0.10	October 13, 2003
	3,000	$0.10	March 3, 2004
	618,000	$0.10	January 25, 2007

C.

Shares in Escrow or Subject to Pooling as at June 30, 2003:

Common shares in escrow - Nil

D.

List of Directors and Officers as at June 30, 2003:

Praveen K. Varshney	Director & President
Peeyush K. Varshney	Director
Aly Mawji	Director
Bali Chowdhry	Secretary

IGN INTERNET GLOBAL NETWORK INC.

Management Discussion, page 1

June 30, 2003

Message to Shareholders

Financial Results:

During the year ended June 30, 2003, IGN Internet Global Network Inc. (the "Company") recorded a loss of $71,299 as compared to a loss of $143,736 in 2002.  The decrease in loss was primarily due to a decrease in operations and related operating expenses.

Expenses for the year ended June 30, 2003 were $66,873 as compared to $123,277 for the year ended June 30, 2002.  The decrease in expenses has been a result of the slow down of operations since April 2001.

Operations Update:

On July 4, 2002, the Company announced that further to the TSX Venture Exchange's (the "Exchange") bulletin dated June 20, 2002, the Company had been designated as Inactive effective June 21, 2002, in accordance with Policy 2.6.  A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements ("TMR") of the Exchange as outlined in the Exchange's Policy 2.5.

On July 7, 2003, the Company announced that it had entered into a definitive acquisition agreement (the "Acquisition Agreement") with AssistGlobal.com Communications Inc. ("AssistGlobal") and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of IGN (the "IGN Shares") at a deemed price of $0.35 per share. The transaction will be treated as an exempt take over bid in the Province of British Columbia. As part of the transaction IGN will seek shareholder approval to consolidate its currently issued and outstanding common shares on a 1 new share for 3 old share basis and anticipates completing post consolidation financings of up to $1,000,000 in order to fund the project. The new board of directors will consist of two directors being nominated by the current management of IGN and three by the current management of AssistGlobal. A finders fee of 750,000 post consolidated shares is payable upon closing of the transaction subject to regulatory approval and any applicable prospectus exemptions. The completion of the transaction may be subject to shareholder and regulatory approvals.

In July 2003, the Company made application to and was granted approval from the Exchange to voluntarily de-list its common shares from the Exchange.  The common shares of the Company continue to trade on the NASD O.T.C. Bulletin Board in the United States under the trading symbol "IGNIF".

Management would like to thank you for your continued support. We look forward to updating the Company's shareholders as the new opportunity with AssistGlobal progresses.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney

Director

NOTICE OF CHANGE OF AUDITOR

J.A.MINNI & ASSOCIATES INC.

Suite 1104-750 West Pender Street

Vancouver, BC

V6C 2T8

LDMB ADVISORS INC.

Chartered Accountants

6345 - 197th Street, Langley

British Columbia,

V2Y 1K8

BRITISH COLUMBIA SECURITIES COMMISSION

701 West Georgia Street

Vancouver, BC

V7Y lL2

Given pursuant to National Policy Number 3l of Canadian Provincial Securities Administration, Re: the Appointment of LDMB Advisors Inc., Chartered Accountants, as Auditors of the Company.

The Company proposes to change its auditor from J.A. Minni & Associates Inc., Certified General  Accountants, to LDMB Advisors Inc., Chartered Accountants, of 6345 - 197th Street, Langley, British Columbia, V2Y 1K8, effective at the Company's annual general meeting scheduled to be held on September 9, 2003.

The Company is proposing not to appoint J.A. Minni & Associates Inc., Certified General Accountants as auditors for the Company at the Company's  Annual General Meeting to be held on September 9, 2003 and to appoint LDMB Advisors Inc., Charted Accountants as auditors for the Company on that date.  The reason for the change of auditor is based exclusively on cost consideration.

There were no reservations in the former auditor's reports for the audits of the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding .

The  termination of the former auditor and the recommendation to appoint the successor auditor have been approved by the Company's Board of Directors.

There were no reportable events between the Company and J.A. Minni & Associates Inc., Certified General Accountants.

Attached hereto as Schedules "A" and "B" are copies of the letters from the former and successor auditors, respectively.

Dated this 31st day of July, 2003

IGN INTERNET GLOBAL NETWORK INC.

Per

"PRAVEEN K. VARSHNEY"

PRAVEEN K. VARSHNEY, President

SCHEDULE "A"

J.A. MINNI & ASSOCIATES INC. CERTIFIED GENERAL ACCOUNTNAT Jerry A. Minni, C.G.A.* Geoffrey S.V. Pang, C.G.A., FCCA** * Incorporated Professional **Associate	SUITE 1100 - 750 WEST PENDER ST. VANCOUVER, BRITISH COLUMBIA CANADA V6C 2T8 Telephone: (604) 683-0343 Fax: (604) 683-4499

July 31, 2003

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y lL2

Dear Sirs:

Re:  IGN Internet Global Network Inc.

I have read the Notice of IGN Internet Global Network Inc. dated July 31, 2003 and are in agreement with the statements contained in such Notice.

Yours truly,

J.A. MINNI & ASSOCIATES INC.

Per: "JERRY A. MINNI"

cc

Alberta Securities Commission

LDMB

Advisors Inc.

Chartered

Accountants

Schedule "B"

July 31, 2003

British Columbia Securities Commission

PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y lL2

Dear Sirs:

Re:  IGN Internet Global Network Inc.

As the successor auditors of the above Company and pursuant to National Policy No. 3l of the Canadian Provincial Securities Administrators, we have reviewed the Notice of Change of Auditor dated July 31, 2003 (the "Notice") for the Company and, based on our knowledge of the information at the time, we agree with the following information contained in the Notice:

The reason for the change of auditor was based exclusively on cost considerations.

There were no reservations in the former auditor's reports for the audits of the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding  July 31, 2003.

The termination of the former auditor and the recommendation to appoint the successor auditor have been approved by the Company's Board of Directors.

There were no reportable events between the Company and J.A. Minni & Associates Inc.

We understand that the Notice, this letter and a letter from the former auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours very truly,

LDMB ADVISORS INC.
CHARTERED ACCOUNTANTS

"Gary Deck"_________________

By:  Gary W. Deck, CA

GWD/kp

cc   Alberta Securities Commission

6345 - 197 Street Langley BC Canada V2Y 1K8 Telephone: 604.534.3004 Facsimile: 604.534.3449 Email: mail@ldmb.com Website: www.ldmb.com

An Independent Member of UHY International

Proxy

______________________

ANNUAL  AND SPECIAL MEETING OF SHAREHOLDERS  OF

IGN INTERNET GLOBAL NETWORK INC.

(the "Company")

TO BE HELD AT SUITE 1200, 750 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, SEPTEMBER 9, 2003 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, PRAVEEN K. VARSHNEY, a Director of the Company, or failing this person, PEEYUSH K. VARSHNEY, a Director of the Company, or in the place of the foregoing,                                                      (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular) THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683)     and     Internet voting at http://www.stocktronics.com/webvote

IGN INTERNET GLOBAL NETWORK INC.
June 10, 2003 (No.03-06-01)

Negotiating with a Potential Acquisition

Vancouver, BC (June 10, 2003) - IGN Internet Global Network Inc. (NASD OTC BB: IGNIF; TSX VE: IGN) announces that it is currently negotiating, as a potential acquisition, with a software company ("Company") that develops commercial software for the Facilities and Project Management Industry.

Further information will be made available upon completion of due diligence of the Company including the completion of formal agreements.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen K. Varshney

Director

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@ignwin.com    website: www.ignwin.com

IGN INTERNET GLOBAL NETWORK INC.
July 7, 2003 (No.2003-07-02)

Acquisition of AssistGlobal.com Communications Inc.

Vancouver, BC, July 7, 2003, - IGN Internet Global Network Inc. (NASD OTC BB: IGNIF; TSX VE: IGN.T) ("IGN") is pleased to announce that it has entered into a definitive acquisition agreement (the "Acquisition Agreement") with AssistGlobal.com Communications Inc. ("AssistGlobal") and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of IGN (the "IGN Shares") at a deemed price of $0.35 per share. The transaction will be treated as an exempt take over bid in the Province of British Columbia. As part of the transaction IGN will seek shareholder approval to consolidate its currently issued and outstanding common shares on a 1 new share for 3 old share basis and anticipates completing post consolidation financings of up to $1,000,000 in order to fund the project. The new board of directors will consist of two directors being nominated by the current management of IGN and three by the current management of AssistGlobal. A finders fee of 750,000 post consolidated shares is payable upon closing of the transaction subject to regulatory approval and any applicable prospectus exemptions. The completion of the transaction may be subject to shareholder and regulatory approvals.

About AssistGlobal:

Software Sales

AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical Modules for ARCHIBUS/FM™.  Two new software titles are expected for release within the next twelve months, including the upcoming Microview Parking Manager.  Some of the clients using these technologies include Blue Cross Blue Shield (North Carolina), Intrawest, Vancouver Coastal Health Authority, Tiffany's (New York), Santa Clara Valley Health & Hospital, Princeton University, House of Commons (Ottawa), US Navy, National Aeronautics and Space Administration (NASA), and British Columbia Institute of Technology (BCIT).

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project & Facility Management software applications.  AssistGlobal hosts specialty, vertical applications including products from Primavera Systems, Inc., Archibus, Inc., and others.  Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies.  AssistGlobal hosting clients include Stuart Olson Construction, Kenonic Controls, Macromedia,  Skanska - Chant and Stantec.

Custom Solutions

AssistGlobal works with clients to provide custom solutions.  Solutions include custom application development and deployment, and enterprise systems integration.

Based on management prepared financial statements as at year ended December 31, 2002, AssistGlobal had total assets of $197,599 and total liabilities of $244,201. For the fiscal year ended December 31, 2002, AssistGlobal had revenues of $493,792 (net loss of $114,893) as compared to revenues of $1,009,470 (net profit of $291,964) for the prior fiscal year.

The Acquisition Agreement was negotiated at arm's length between the parties. The controlling shareholders of AssistGlobal are Geoffrey Dryer, Shelley D. Chapman, Catherine Stauber, and Bob Visser who upon closing of the Acquisition Agreement will collectively, directly or indirectly, own 8,228,753 IGN Shares. The remaining 2,121,247 IGN Shares will be issued to approximately 25 minority shareholders of AssistGlobal.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@ignwin.com    website: www.ignwin.com

The management team for AssistGlobal consists of the following:

Catherine M. Stauber - Managing Director

Catherine joined the founding team of AssistGlobal in February 2000 as Managing Director with a mandate to oversee operations, secure financing and handle all aspects company structure, investor relations and shareholder communications. Her experience as an accomplished public company executive and entrepreneur adds great strength to the management team at AssistGlobal.

Ms. Stauber is the proposed Chief Executive Officer for AssistGlobal and will be responsible for implementing the company's aggressive business plan taking AssistGlobal to its next level of international growth.

Geoffrey Dryer - President & Chief Technology Officer

As a successful entrepreneur in the Computer Aided Facility Management (CAFM) industry for over fifteen years, Geoff has established AssistGlobal as the premiere resource for quality products and services for facilities management.  Geoff is the creator of the award winning MicroView FM, a feature-rich set of software tools for the Palm handheld computer (PDA), used by hundreds of customers around the world as a companion to the ARCHIBUS/FM facility management system.  As President and Chief Technology Officer Mr. Dryer manages all aspects of AssistGlobal technical operations including software development and hosting.

Steven T. Lisle - Manager of Technical & Professional Services

Steve has twelve years experience in Information and Facilities Management technologies, focusing on CAFM, web management & design, application architecture and project management. As AssistGlobal's operations lead his focus on business analysis, project management and technology implementation involves a strategic appreciation for practical solutions at a granular level.

Further information on AssistGlobal may be obtained from the corporate website at www.assistglobal.com.

Delisting of IGN Shares from the TSX Venture Exchange

IGN shares are traded on both the NASD OTC Bulletin Board under symbol IGNIF and on the TSX Venture Exchange under the symbol IGN.T.  Due to additional costs associated with the regulatory filings required in order to maintain listings on both markets, IGN will apply for voluntary delisting of the company's shares from trading on the TSX Venture Exchange.

On behalf of the Board of Directors,

"Praveen K. Varshney"

               For further information please contact:

Praveen K. Varshney

SNJ Capital Ltd.

Director

1304 - 925 West Georgia Street

Vancouver, BC, V6C 3LC

Phone: 604-684-3783

Email: info@snjcapital.com

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@ignwin.com    website: www.ignwin.com